FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, Announcement of Konami Corporation on Change of the Principal Shareholders, which was filed with the Tokyo Stock Exchange on April 4, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2005

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
Name: Noriaki Yamaguchi
Title: Executive Vice President and CFO

FOR IMMEDIATE RELEASE

April 4, 2005

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Representative Director and CEO

Stock code number: 9766 at TSE1

Contact: Noriaki Yamaguchi

Executive Vice President and Chief Financial Officer

Tel: +81-3-5220-0573

Announcement of Konami Corporation

on Change of the Principal Shareholders

KONAMI CORPORATION “Konami” announces that its principal shareholders have changed as stated below on March 29, 2005.

1. Reason for the Change of Principal Shareholders

     Kozuki Foundation for Sports and Education took over Konami’s shares owned by Kozuki Foundation for Higher Education and Kozuki Foundation for Advanced Information Technology without compensation.

2. Details of the Shareholder

a.	Name: Kozuki Foundation for Sports and Education (Kozuki Foundation for Sports and Athletes has changed its name on March 25, 2005)

b.	Address: 1-2-7 Kitaaoyama Minato-ku, Tokyo

c.	Representative: Kagemasa Kozuki, Chairman

d.	Main Activity: Supporting, Fostering and Admiring for Promotion of Sports, Education and Culture

3. Number of Shares owned by the Shareholder (Number of the Shareholder’s Voting Rights) and Ratio of Number of Voting Rights to Total Number of Shares

	Number of Voting Rights (Number of Shares Owned)	Ratio of Number of Voting Rights	Ranking
Before Change (As of January 4, 2005)	42,450 (4,245,000)	3.55%	8th
After Change	133,924 (13,392,400)	11.21%	2nd

*	Number of Shares without Voting Rights (Number of Shares deducted from Total Number of Shares Issued): 9,332,466

*	Number of Shares Issued as of March 29, 2005: 128,737,566 shares

(Reference) Change of the Related Principal Shareholders

	After Change				Before Change
	Number of Voting Rights (Number of Shares owned)		Ratio of Number of Voting Rights (%)	Ranking	Number of Voting Rights (Number of Shares Owned)		Ratio of Number of Voting Rights (%)	Ranking
Kozuki Foundation for Sports and Education (Former Kozuki Foundation for Sports and Athletes)	133,924 (13,392,400 shares	)	11.21%	2nd	42,450 (4,245,000 shares)		3.55%	8th

Kozuki Foundation for Higher Education	0		0.00%	—	32,396 (3,239,656 shares)		2.71%	9th

Kozuki Foundation for Advanced Information Technology	0		0.00%	—	59,078 (5,907,800 shares)		4.94%	6th
Total	133,924 (13,392,400 shares)		11.21%		133,924 (13,392,456 shares	)	11.21%

Effects results of the change

The principal shareholder’s change will not have any effect on our future operating results.